UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Reeves Telecom Limited Partnership

(Name of Subject Company)

Reeves Telecom Limited Partnership

 (Name(s) of Person(s) Filing Statement)

Limited Partnership Units
Unexchanged Shares of Common Stock of Reeves Telecom Corporation

 (Title of Class of Securities)

None

 (CUSIP Number of Class of Securities)

Davis P. Stowell, President	Copy to:
Grace Property Management, Inc	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2201	Bloomfield, CT 06002
(860) 242-0004

 (Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a)  Name and Address. The name of the subject company is Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”). The address and telephone number of the principal executive office of the Partnership is c/o Grace Property Management, Inc., 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

(b)  Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this “Schedule 14D-9”) relates to limited partnership units of the Partnership (the “Units”) and the shares of the common stock of Reeves Telecom Corporation, the Partnership’s predecessor, that have not been exchanged for Units on a 1-for-1 basis pursuant to the Corporation’s 1979 plan of liquidation (the “Shares”). As of September 25, 2006, there were 1,744,533 Units issued and outstanding and 67,029 Shares which have not been exchanged for Units.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address. This Schedule 14D-9 is being filed by the Partnership, the general partner of which is Grace Property Management, Inc. (“GPM”). The address and telephone number of the principal executive office of GPM is 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

(d)(1)  MacKenzie Tender Offer. This Schedule 14D-9 relates to the tender offer made on September 1, 2006 by MPF-NY 2006, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11; MPF Flagship Fund 12; MPF DeWaay Premier Fund, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Offerors”) to purchase all Units not already held by the MacKenzie Offerors and their affiliates at a purchase price equal to $2.00 per Unit, less the amount of any distributions declared or made with respect to the Units between September 1, 2006 and October 6, 2006, or such other date to which the MacKenzie Offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated September 1, 2006 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “MacKenzie Offer”) included as exhibits to a Schedule TO filed by the MacKenzie Offerors with the Securities and Exchange Commission (“SEC”) on September 1, 2006 (the “MacKenzie Schedule TO”). The MacKenzie Schedule TO states that the business address of the MacKenzie Offerors is c/o MacKenzie Patterson Fuller, LP, 1640 School Street, Moraga, CA 94556.

On September 25, 2006, the MacKenzie Offerors filed an amendment to the MacKenzie Schedule TO to amend their tender offer to increase the purchase price to $2.50 per Unit, less the amount of any distributions declared or made with respect to the Units between September 1, 2006 and October 19, 2006, or such other date to which the MacKenzie Offer may be extended, and to extend the expiration date of the MacKenzie Offer to October 19, 2006.

(d)(2)  RTAC Tender Offer. This Schedule 14D-9 also relates to an amended tender offer made on September 8, 2006 by Reeves Telecom Acquisition Corp. (“RTAC”) and John S. Grace (collectively, the “RTAC Offerors”) to purchase any and all 1,744,533 Units and any and all 67,029 Shares at a purchase price equal to $2.25 per Unit or Share in cash, without interest, upon the terms and subject to the conditions set forth in an Amended Offer to Purchase dated September 7, 2006 and a Supplement thereto dated September 8, 2006 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “RTAC Offer”) included as exhibits to amendment No. 7 to Schedule TO and Amendment No. 5 to Schedule 13E-3 filed by the RTAC Offerors with the SEC on September 8, 2006 (the “RTAC Schedule TO”). The RTAC Schedule TO states that the business address of the RTAC Offerors is 55 Brookville Road, Glen Head, NY 11545, (516) 686-2201.

On September 27, 2006, the RTAC Offerors filed an amendment to the RTAC Schedule TO to announce that the RTAC Offer expired on Tuesday, September 26, 2006 at 5:00 p.m., Eastern Daylight Time and that as of the close of business on September 26, 2006, a total of 136,772 Units and 2,119 Shares had been validly tendered and not withdrawn, including Units and Shares tendered subject to guaranteed delivery. RTAC has accepted all such validly tendered Units and Shares for payment in accordance with the terms of the RTAC Offer. The RTAC Offerors also announced that they had initiated a subsequent offering period commencing on Wednesday, September 27, 2006 and ending at 5:00 p.m., Eastern Daylight Time on Tuesday, October 24, 2006 (the “Subsequent Offering Period”). During the Subsequent Offering Period, RTAC will immediately accept and promptly pay for all validly tendered Units and Shares in the amount of $2.25 per Unit and $2.25 per Share.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(d)  Conflicts of Interest. Except as set forth below, to the best knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and (1) the Partnership and its affiliates and its general partner and its affiliates, (2) the MacKenzie Offerors, their executive officers, directors or affiliates or (3) the RTAC Offerors, their executive officers, directors or affiliates.

The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is GPM, the shares of which are held in trust for the benefit of Mr. Grace. Therefore, the RTAC Offerors are “affiliates,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, of the Partnership and the general partner of the Partnership.

GPM, the Partnership’s general partner, and thereby an affiliate of the RTAC Offerors, charges the Partnership general partner fees. An affiliate of GPM, and thereby an affiliate of the RTAC Offerors, charges the Partnership for office space used by officers of the general partner. Officers of GPM charge the Partnership for their out-of-pocket expenses incurred when traveling on Partnership business. The amounts charged the Partnership during the six months ended June 30, 2006 and the twelve months ended December 31, 2005 and 2004, are set forth in the table below.

CHARGES BY GENERAL PARTNER AND ITS AFFILIATES

	6 Months Ended	12 Months Ended December 31,
	June 30, 2006	2005	2004
General partner’s fee	$80,000	$150,000	$80,000
Rent for office space	9,500	18,000	15,000
Reimbursement for travel expenses	-0-	-0-	2,752
Total charges	$89,500	$168,000	$97,752

GPM, an affiliate of the RTAC Offerors, sets the rate for general partner fees. An affiliate of GPM, and thereby an affiliate of the RTAC Offerors, sets the rate for rent paid by the Partnership. While GPM and its affiliate believe that such rates are reasonable, a conflict of interest between the Partnership, on the one hand, and GPM and its affiliates, including the RTAC Offerors, on the other hand, could be deemed to exist because of the above described payments and the prospect of receiving such payments in the future.

An affiliate of the Partnership’s general partner, and thereby an affiliate of the RTAC Offerors, is paid consulting fees in connection with the sale by the Partnership in 2001 of the assets of the golf course and country club. Such consulting fees are equal to 2½% of the gross purchase price paid in cash at the March 2001 closing and thereafter 2½% of the principal payments received by the Partnership on the promissory note issued as part of the consideration for the sale. All of such consulting fees have been fully accrued on the Partnership’s financial statements and are paid as and when principal on the promissory note is received by the Partnership. Assuming that all future payments of principal are received in a timely manner, the Partnership will pay additional consulting fees to such affiliate of the general partner of $113 in 2006, $124 in 2007, and $3,221 in 2008. Given the relatively minor amounts of each monthly payment prior to maturity, the Partnership will pay consulting fees to the affiliate of the general partner semi-annually in arrears. Interest for late payments in respect of such quarterly payments of consulting fees has been waived.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a)  Solicitation or Recommendation. The Partnership and its general partner are unable to make any recommendation to Unit or Share holders of the Partnership as to whether they should tender or refrain from tendering their Units in the amended MacKenzie Offer or the in the Subsequent Offering Period of the RTAC Offer. Each Unit or Share holder must make his or her own decision as to whether to tender their Units in the amended MacKenzie Offer or their Units or Shares in the Subsequent Offering Period of the RTAC Offer and, if so, how many Units or Shares to tender.

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(b)  Reasons. The Partnership and its general partner are unable to make any recommendation to Unit or Share holders as to whether they should tender or refrain from tendering their Units or Shares in the Subsequent Offering Period of the RTAC Offer because the RTAC Offer is being made by affiliates of the Partnership and GPM, its general partner.

The Partnership and its general partner are unable to make any recommendation to Unit holders as to whether they should tender or refrain from tendering their Units in the amended MacKenzie Offer because the Subsequent Offering Period of the RTAC Offer, which is currently open, is being made by affiliates of the Partnership and GPM, its general partner.

Limited partners are urged to review the terms of the MacKenzie Offer as set forth in the amended MacKenzie Schedule TO, the terms of the Subsequent Offering Period of the RTAC Offer as set forth in the amended RTAC Schedule TO and the Partnership’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Copies of the amended MacKenzie Schedule TO, the amended RTAC Schedule TO and the Partnership’s reports are available over the Internet, including at the SEC’s website at www.sec.gov. Limited partners are also urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units or Shares in response to the amended MacKenzie Offer or the Subsequent Offering Period of the RTAC Offer.

(c)  Intent to Tender. To the best knowledge of the Partnership after reasonable inquiry, neither any affiliate of the Partnership nor GPM nor any of its affiliates intends to tender or sell any Units or Shares in the amended MacKenzie Offer or the Subsequent Offering Period of the RTAC Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitation or Recommendation. No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated by the Partnership, nor any person acting on its behalf, to make solicitations or recommendations in connection with the amended MacKenzie Offer or the Subsequent Offering Period of the RTAC Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b)  Securities Transactions. During the past sixty (60) days, no transactions with respect to the Units or Shares have been effected by the Partnership or any associates, GPM, or any of GPM’s executive officers, directors and affiliates, other than the purchase of 136,772 Units and 2,119 Shares pursuant to the RTAC Offer and the commencement of the Subsequent Offering Period of the RTAC Offer.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(d)  Subject Company Negotiations. The Partnership and GPM, its general partner, are not undertaking or engaged in any negotiations in response to the amended MacKenzie Offer or the Subsequent Offering Period of the RTAC Offer that relate to a tender offer or other acquisition of the Units or Shares or any other action in response thereto.

ITEM 8. ADDITIONAL INFORMATION.

(b)	Other Material Information.

The Exhibit to this Schedule 14D-9 referenced in Item 9 hereto is incorporated in its entirety by reference into this Item 8.

ITEM 9. EXHIBITS.

Exhibit A. Press release by the Partnership dated October 10, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2006	REEVES TELECOM LIMITED PARTNERSHIP

	By:	Grace Property Management, Inc.
General Partner

	By:	/s/ DAVIS P. STOWELL
Davis P. Stowell
President

FOR IMMEDIATE RELEASE

CONTACT:
Davis P. Stowell
President
Grace Property Management, Inc.
Telephone: (516) 686-2201
Facsimile: (516) 625-1685
Email: dstowell@graceny.com

Reeves Telecom Limited Partnership
Responds to Tender Offers
for its Limited Partnership Units

GLEN HEAD, NY (October 10, 2006) - On September 25, 2006, MPF-NY 2006, LLC; SCM Special Fund, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 11; MPF Flagship Fund 12; MPF DeWaay Premier Fund, LLC; MPF Special Fund 8, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Offerors”) announced an amended offer to purchase all of the outstanding Units of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”) not already held by the MacKenzie Offerors and their affiliates at a purchase price equal to $2.50 per Unit, less the amount of any distributions declared or made with respect to the Units between September 1, 2006 and October 19, 2006, or such other date to which the MacKenzie Offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated September 1, 2006 and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the “MacKenzie Offer”). The MacKenzie Offerors also extended the expiration date of the MacKenzie Offer to October 19, 2006. Except for the fact that one of the MacKenzie Offerors owns some Units of the Partnership that were acquired earlier this year, none of the MacKenzie Offerors is affiliated in any way with the Partnership or its general partner. The MacKenzie Offer had originally been $2.00 cash per Unit.

In response to the MacKenzie Offer of $2.00 per Unit, on September 8, 2006, Reeves Telecom Acquisition Corp. (“RTAC”) and John S. Grace (together, the “RTAC Offerors”) had announced an increase in the purchase price in their tender offer to purchase any and all Units and unexchanged shares of common stock (the “Shares”) of the Partnership’s predecessor corporation (the “RTAC Offer”) to $2.25 per Unit and/or per Share net to the seller in cash without interest, and extended the expiration date of its offer to September 26, 2006. The President and sole shareholder of RTAC is John S. Grace. The general partner of the Partnership is Grace Property Management, Inc., the shares of which are held in trust for the benefit of Mr. Grace. Therefore, Reeves Telecom Acquisition Corp. are “affiliates,” as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, of the Partnership and the general partner of the Partnership.

On September 27, 2006, the RTAC Offerors announced that the RTAC Offer expired on Tuesday, September 26, 2006 at 5:00 p.m., Eastern Daylight Time and that as of the close of business on September 26, 2006, a total of 136,772 Units and 2,119 Shares had been validly tendered and not withdrawn, including Units and Shares tendered subject to guaranteed delivery. RTAC has accepted all such validly tendered Units and Shares for payment in accordance with the terms of the RTAC Offer. The RTAC Offerors also announced that they had initiated a subsequent offering period commencing on Wednesday, September 27, 2006 and ending at 5:00 p.m., Eastern Daylight Time on Tuesday, October 24, 2006 (the “Subsequent Offering Period”). During the Subsequent Offering Period, RTAC will immediately accept and promptly pay for all validly tendered Units and Shares in the amount of $2.25 per Unit and $2.25 per Share.

Today the Partnership filed a Schedule 14D-9, Solicitation/Recommendation Statement, with the Securities and Exchange Commission in response to the above developments. In its filing, the Partnership noted that, since the amended MacKenzie Offer is competing with the Subsequent Offering Period of the RTAC Offer, and since the Subsequent Offering Period of the RTAC Offer is made by affiliates of the Partnership and its general partner, the Partnership and its general partner are unable to make any recommendation to Unit holders of the Partnership as to whether they should tender or refrain from tendering their Units under the amended MacKenzie Offer or in the Subsequent Offering Period of the RTAC Offer. Each Unit holder must make his or her own decision as to whether to tender their Units and, if so, how many Units to tender.

Unit holders are encouraged to read the amended Schedule TO and the documents filed therewith relating to the MacKenzie Offer, the amended Schedule TO and the documents filed therewith relating to the RTAC Offer and the Schedule 14D-9 filed by the Partnership in response thereto, all of which are available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. Limited partners are also urged to consult with their investment, tax and legal advisors in deciding whether or not to tender their Units in response to either the amended MacKenzie Offer or the Subsequent Offering Period of the RTAC Offer.

About the Partnership

Reeves Telecom Limited Partnership is a South Carolina limited partnership that is engaged in owning, developing, selling, leasing, or otherwise dealing in real estate in North Carolina.

Forward Looking Statement

Certain statements in this communication may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the Partnership’s and its general partner’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are detailed in the Partnership’s Annual Report on Form 10-K for the period ended December 31, 2005 and in its other filings with the Securities and Exchange Commission. Such forward-looking statements speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with regard thereto or change in events, conditions, or circumstances on which any such statement is based.

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